SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )


                               GENICOM CORPORATION
                               -------------------
                                (Name of Issuer)


                         COMMON STOCK, $ 0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    372282103
                                    ---------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ].


The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   372282103



1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  General Electric Company, A New York Corporation I.R.S. #14-0689340

2.       Check the Appropriate Box if a Member of a Group
         (a)      [  ]                      (b)               [  ]


3.       SEC Use Only


     4.   Citizenship or Place of Organization

                  New York

Number of Shares Beneficially Owned by Each Reporting Person with:

5.       Sole Voting Power                                    1,517,167

6.       Shared Voting Power                                  None

7.       Sole Dispositive Power                               1,517,167

8.       Shared Dispositive Power                             None

9.       Aggregate Amount Beneficially Owned
         by Each Reporting Person                             1,517,167


10.      Check box if the Aggregate Amount in Row (9)
         Excludes Certain Shares                              [   ]


11.      Percent of Class Represented by
         Amount in Row (9)                                    13.64%


12.      Type of Reporting Person                             CO

Item 1.

         (a)      Name of Issuer:

                  Genicom Corporation

         (b)      Address of Issuer's Principal Executive Offices:

                  14800 Conference Center Drive
                  Suite 400, Westfields
                  Chantilly,  VA  22021-3806

Item 2.
         (a)      Name of Person Filing:

                  General Electric Company

         (b)      Address of Principal Business Office, or if None, Residence:

                  3135 Easton Turnpike
                  Fairfield, Connecticut  06431

         (c)      Citizenship:

                  New York Corporation

         (d)      Title of Class of Securities:

                  Common Stock, $.01 par value per share

         (e)      CUSIP Number:

                  372282103

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Act.
     (b) [ ] Bank as defined in Section 13(a)(6) of the Act.
     (c) [ ] Insurance company as defined in Section 13(a)(19) of the Act.
     (d) [ ] Investment company registered under Section 8 of the investment company act.
     (e) [ ] Investment adviser registered under Section 203 of the investment advisers act of 1940.
     (f) [ ] Employee benefit plan, pension fund which is subject to the provisions of the employee retirement income security act of 1974 or endowment fund; see SS.240.13d- 1(b)(1)(ii)(f).
     (g) [ ] Parent holding company, in accordance with ss.240.13d-1(b)(ii)(g) note: see Item 7.
     (h) [ ] Group, in accordance with SS.240.13d-1(b)(1)(ii)(h).

             Not applicable.

Item 4.  Ownership.

         If more than five percent of the class is owned, indicate:

         (a)      Amount beneficially owned:

                  1,517,167 shares of Common Stock

         (b)      Percent of class:

                  13.64%

         (c) Number of shares as to which such person has:

                  (i)      Sole power to vote or direct the vote.

                           1,517,167

                  (ii)     Shared power to vote or to direct the vote

                           None

         (iii) Sole power to dispose or to direct the disposition of.

                           1,517,167

         (iv) Shared power to dispose or to direct the disposition of:

                           None

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ x ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.
               Not applicable.

                                   Signature.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GENERAL ELECTRIC COMPANY

                                    By:     /S/  PHILIP D. AMEEN
                                            -----------------------------
                                    Name:   Philip D. Ameen
                                    Title:  Vice President and Comptroller


                                    Dated:  December 19, 1997